ASML reports record 2016 net sales and net income EUV orders show strong customer commitment to production insertion ASML 2016 Fourth-Quarter Results Veldhoven, the Netherlands January 18, 2017 Public

Public Slide 2 January 18, 2017 Agenda • Investor key messages • Business highlights • Outlook • EUV highlights • Financial statements

Public Slide 3 January 18, 2017 Investor key messages

Public Slide 4 January 18, 2017 Investor key messages • Shrink is a key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • EUV will enable continuation of Moore’s Law and will drive long term value for ASML beyond the next decade • DUV, Holistic Litho and EUV are highly differentiated products providing unique value drivers for our customers and ASML • ASML models a 2020 annual revenue opportunity of €11 billion with an EPS > €9, with significant further growth potential into the next decade • HMI provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control • We expect to continue to return excess cash to our shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy

Public Slide 5 January 18, 2017 Business highlights

Public Slide 6 January 18, 2017 2016 - highlights • Record net sales of € 6.79 billion, including record net service and options sales of € 2.22 billion, gross margin 44.8%, net income € 1.47 billion and EPS € 3.46 • EUV lithography: demonstrated our productivity and availability targets, exiting the year with a backlog of 18 systems with a value of around € 2 billion • EUV lithography: announced proposed minority stake in Carl Zeiss SMT and funding for next generation EUV technology • DUV lithography: successfully ramped our latest immersion system, shipped 46 TWINSCAN NXT:1980s • Holistic lithography: growing existing product portfolio and adoption, completed HMI acquisition • Capital return: returned € 846 million cash to shareholders through dividends and share buybacks

Public Slide 7 January 18, 2017 Q4 results summary • Net sales of € 1,907 million, 38 litho systems sold valued at € 1,223 million, net service and field option sales at € 684 million, including HMI • Average selling price of € 32.2 million per system • Gross margin of 47.2%, including the effects of purchase price allocation for the HMI acquisition • Operating margin of 27.8% • Net bookings of € 1,580 million, including 6 new EUV systems • Backlog at € 3,961 million, including 18 EUV systems

Public Slide 8 January 18, 2017 EUV ArF i ArFdry KrF I-Line 1 19 1 14 5 Sales in Units EUV ArF i ArFdry KrF I-Line 1 17 1 15 4 Net system sales breakdown in value End-Use Memory 39% Foundry 35% IDM 26% Q4’16 total value € 1,223 million Q3’16 total value € 1,238 million EUV 7% ArF Immersion 77% ArF Dry 2% KrF 12% I-line 2% Memory 16% Foundry 66% IDM 18% Region (ship to location) USA 19%Korea22% Taiwan 36% China 3% Japan 2% EMEA 18% USA 9% Korea 10% Taiwan 55% China 6% Japan 5% Rest of Asia 7% EMEA 8% Technology EUV 12%ArF Immersion 74% ArF Dry 2% KrF 11% I-line 1%

Public Slide 9 January 18, 2017 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2012 2013 2014 2015 2016 935 1,489 2,225 2,115 1,471 588 440 831 514 945 2,279 2,064 1,186 1,608 2,155 930 4,732 1,252 5,245 1,614 5,856 2,050 6,287 2,224 6,795 Service & Options Foundry IDM Memory Total net sales million € by End-use

Public Slide 10 January 18, 2017 Bookings activity by sector Q4’16 total value € 1,580 million New systems Used systems Units 39 5 Value M€ 1,549 31 New systems Used systems Units 37 6 Value M€ 1,396 19 Q3’16 total value € 1,415 million Memory 34% Foundry 51% IDM 15% Memory 36% Foundry 52% IDM 12%

Public Slide 11 January 18, 2017 System backlog in value Technology EUV 50% ArF Immersion 37% ArF Dry 3% KrF 9% I-line 1% Region (ship to location) USA 26%Korea25% Taiwan 33% China 8% Rest of Asia 1% EMEA 7% End-Use Memory 31% Foundry 46% IDM 23% Q4’16 total value € 3,961 million Q3’16 total value € 3,462 million Memory 31% Foundry 40% IDM 29% USA 29% Korea 27% Taiwan 28% China 5% Rest of Asia 1% EMEA 10% New systems Used systems Units 70 13 Value M€ 3,908 53 New systems Used systems Units 64 12 Value M€ 3,426 36 EUV 38% ArF Immersion 51% ArF Dry 2% KrF 8% I-line 1%

Public Slide 12 January 18, 2017 Capital return to shareholders • Paid € 446 million of dividend and purchased € 400 million worth of our own shares in 2016 • Propose to 2017 Annual General Meeting of Shareholders to declare a dividend of € 1.20 per ordinary share • Share buyback program is currently paused Dividend history 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0.0 D iv id en d (e ur o) 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 0.25 0.20 0.20 0.40 0.46 0.53 0.61 0.70 1.05 1.20 Cumulative capital return 8,000 6,000 4,000 2,000 0 € m illi on up to 2008 2009 2010 2011 2012 2013 2014 2015 2016 Dividend Share buyback The dividend for a year is paid in the subsequent year proposed 2007

Public Slide 13 January 18, 2017 Outlook

Public Slide 14 January 18, 2017 Outlook • Q1 2017 net sales approximately € 1.8 billion • Gross margin around 47% • R&D costs of about € 320 million • SG&A costs of about € 95 million • Other income (Customer Co-Investment Program) of about € 23 million • Effective annualized tax rate between 13 and 14% • Our guidance for first-quarter:

Public Slide 15 January 18, 2017 EUV highlights

Public Slide 16 January 18, 2017 EUV 2016 achievements • More than 1,500 wafers per day (wpd) exposed on NXE:3350B at a customer site on average over a three days period • Best performance is four-week average above 90% on two NXE:3300B systems • A four-week average availability of more than 80% has been achieved regularly across the installed base • Consistency between tools and across sites still needs to be improved • Four systems shipped in 2016, as stated during October earnings call Productivity - Target: 1500 wafers per day Availability - Target: 80% NXE shipments - Target: 6-7

Public Slide 17 January 18, 2017 Commitments to EUV production insertion Initial customer manufacturing targeted for 7 nm logic and mid-10 nm DRAM node Customers show commitment to insert EUV in volume manufacturing by ordering systems ASML commits to securing system performance, shipments and support required for volume manufacturing • Six NXE:3400s orders received in Q4 • Backlog now 18 EUV systems, value around € 2 billion • Further volume orders expected in Q1 2017 For volume manufacturing of logic and memory, ASML remains committed to deliver: • Throughput of >125 wafers per hour • Availability of >90% on average • Shipments on time in sufficient volume • Ability to support a larger installed base

Public Slide 18 January 18, 2017 Financial statements

Public Slide 19 January 18, 2017 Consolidated statements of operations M€ 2012 2013 2014 2015 2016 Net sales 4,732 5,245 5,856 6,287 6,795 Gross profit 2,005 2,177 2,596 2,896 3,044 Gross margin % 42.4% 41.5% 44.3% 46.1% 44.8% Other income* — 64 81 83 94 R&D costs (589) (882) (1,074) (1,068) (1,106) SG&A costs (259) (312) (321) (346) (375) Income from operations 1,157 1,048 1,282 1,565 1,658 Operating income % 24.4% 20.0% 21.9% 24.9% 24.4% Net income 1,146 1,016 1,197 1,387 1,472 Net income as a % of net sales 24.2% 19.4% 20.4% 22.1% 21.7% Earnings per share (basic) € 2.70 2.36 2.74 3.22 3.46 Earnings per share (diluted) € 2.68 2.34 2.72 3.21 3.44 Litho units sold 170 157 136 169 157 ASP new litho systems 24.8 27.4 35.6 28.5 32.4 Net booking value 3,312 4,644 4,902 4,639 5,396 * Customer Co-Investment Program (CCIP) These numbers have been prepared in conformity with accounting policies generally accepted in the United States of America ("US GAAP")

Public Slide 20 January 18, 2017 Consolidated statements of operations M€ Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Net sales 1,434 1,333 1,740 1,815 1,907 Gross profit 660 568 741 834 901 Gross margin % 46.0% 42.6% 42.6% 46.0% 47.2% Other income* 21 23 23 23 23 R&D costs (273) (275) (270) (273) (287) SG&A costs (90) (89) (90) (89) (107) Income from operations 318 228 404 496 530 Operating income % 22.2% 17.1% 23.2% 27.3% 27.8% Net income 292 198 354 396 524 Net income as a % of net sales 20.4% 14.9% 20.3% 21.8% 27.5% Earnings per share (basic) € 0.68 0.46 0.83 0.93 1.23 Earnings per share (diluted) € 0.68 0.46 0.83 0.93 1.22 Litho units sold 37 33 46 40 38 ASP new litho systems 26.9 29.5 31.6 32.4 35.6 Net booking value 1,184 835 1,566 1,415 1,580 * Customer Co-Investment Program (CCIP) These numbers have been prepared in conformity with US GAAP

Public Slide 21 January 18, 2017 Consolidated statements of Cash flows M€ 2012 2013 2014 2015 2016 Net income 1,146 1,016 1,197 1,387 1,472 Net cash provided by (used in) operating activities 704 1,054 1,025 2,026 1,666 Net cash provided by (used in) investing activities (1,120) (368) (16) (1,160) (3,188) Net cash provided by (used in) financing activities (546) (113) (928) (834) 1,964 Net increase (decrease) in cash & cash equivalents (964) 563 89 39 448 Free cash flow* 524 839 664 1,653 1,341 Cash and cash equivalents and short-term investments 2,698 3,011 2,754 3,409 4,057 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements These numbers have been prepared in conformity with US GAAP

Public Slide 22 January 18, 2017 Consolidated statements of Cash flows M€ Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Net income 292 198 354 396 524 Net cash provided by (used in) operating activities 985 (6) 481 (3) 1,193 Net cash provided by (used in) investing activities (1,078) (183) (24) (484) (2,498) Net cash provided by (used in) financing activities (131) (204) (607) 1,481 1,293 Net increase (decrease) in cash & cash equivalents (222) (395) (137) 987 (6) Free cash flow* 864 (65) 381 (72) 1,097 Cash and cash equivalents and short-term investments 3,409 3,138 2,926 4,313 4,057 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements These numbers have been prepared in conformity with US GAAP

Public Slide 23 January 18, 2017 Consolidated Balance sheets M€ Assets 2012 2013 2014 2015 2016 Cash & cash equivalents and short-term investments 2,698 3,011 2,754 3,409 4,057 Net accounts receivable and finance receivables 909 1,175 1,304 1,208 1,264 Inventories, net 1,857 2,393 2,550 2,574 2,781 Other assets 558 635 835 940 1,173 Tax assets 200 296 232 181 47 Goodwill 149 2,089 2,358 2,624 4,874 Other intangible assets 10 697 724 738 1,323 Property, plant and equipment 1,030 1,218 1,447 1,621 1,687 Total assets 7,411 11,514 12,204 13,295 17,206 Liabilities and shareholders' equity Current liabilities 2,087 2,869 2,889 3,107 3,281 Non-current liabilities 1,257 1,723 1,802 1,799 4,105 Shareholders' equity 4,067 6,922 7,513 8,389 9,820 Total liabilities and shareholders' equity 7,411 11,514 12,204 13,295 17,206 As of January 1, 2016 ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy. These numbers have been prepared in conformity with US GAAP

Public Slide 24 January 18, 2017 Consolidated Balance sheets M€ Assets Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Cash & cash equivalents and short-term investments 3,409 3,138 2,926 4,313 4,057 Net accounts receivable and finance receivables 1,208 1,302 1,362 1,593 1,264 Inventories, net 2,574 2,750 2,715 2,697 2,781 Other assets 940 987 1,146 1,164 1,173 Tax assets 181 143 228 183 47 Goodwill 2,624 2,538 2,603 2,571 4,874 Other intangible assets 738 706 714 694 1,323 Property, plant and equipment 1,621 1,580 1,609 1,587 1,687 Total assets 13,295 13,144 13,303 14,802 17,206 Liabilities and shareholders' equity Current liabilities 3,107 3,248 3,720 3,272 3,281 Non-current liabilities 1,799 1,593 1,434 3,017 4,105 Shareholders' equity 8,389 8,303 8,149 8,513 9,820 Total liabilities and shareholders' equity 13,295 13,144 13,303 14,802 17,206 As of January 1, 2016 ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy. These numbers have been prepared in conformity with US GAAP

Public Slide 25 January 18, 2017 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the first quarter of 2017, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by 2020, including further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the proposed minority stake in Carl Zeiss SMT, including statements that such investment will secure the extension of EUV beyond the next decade and funding for next generation EUV technology, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements